Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Leerink Partners LLC
299 Park Avenue, 21st Floor
New York, New York 10176

July 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clementia Pharmaceuticals Inc. Registration Statement on Form F-1 (File No. 333-219066) Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of Clementia Pharmaceuticals Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on August 1, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 20, 2017, through the date hereof:

Preliminary Prospectus dated July 20, 2017:

2,332 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MORGAN STANLEY & CO. LLC
LEERINK PARTNERS LLC
As Representatives of the several underwriters

MORGAN STANLEY & CO. LLC		LEERINK PARTNERS LLC

By:	/s/ Jessica Chutter	By:	/s/ Jack Fitzgerald
Name:	Jessica Chutter	Name:	Jack Fitzgerald
Title:	Managing Director	Title:	Managing Director